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                            September 5, 2023

       Henry C.W. Nisser, Esq
       President and General Counsel
       Ault Alliance, Inc.
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, NV 89141

                                                        Re: Ault Alliance, Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 22, 2023
                                                            Response Dated June
22, 2023
                                                            File No. 001-12711

       Dear Henry C.W. Nisser, Esq:

               We have reviewed your June 22, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 7, 2023 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Revenue Recognition
       Bitcoin Mining, page F-20

   1. We note your response to comment 3. Please provide us with a complete and thorough accounting analysis of
your application of each of the five steps in ASC 606 to your participation in
Bitcoin mining pools. Ensure your analysis includes, but is not necessarily limited to,
the following information:

                                                              ASC 606 Step 1-
Please identify which mining pools you participate in and for each contract summarize
for us the material rights and obligations, including termination
 Henry C.W. Nisser, Esq
Ault Alliance, Inc.
September 5, 2023
Page 2
              rights, of each party. Explain how you evaluated such termination rights and the guidance in ASC 606-10-25-1 through 9 and FASB Revenue
Recognition
              Implementation Q&A's 7 and 8 when determining contract inception and duration.

                ASC 606 Step Two - Explain in further detail how you determined that your only performance obligation is providing computing power. In doing so, for each contract identify the promises; more clearly articulate what providing computing power means
              (e.g., is it a promise to continuously calculate hashes?); whether a valid share is a promise good or service or alternatively a means to evaluate whether you are continuously calculating hashes and the reasons why; and provide your analysis as to whether promises are distinct.

                ASC 606 Step Three - For each mining pool in which you participate, describe the payout mechanisms for each pool. Tell us if the mechanisms include a variable component and whether or not you apply the variable consideration constraint. If you do, explain how much variable consideration is constrained and clarify when the uncertainties underlying the variable consideration are sufficiently resolved such that conditions of constraint no longer apply. Provide us with a separate analysis for both your share of block rewards and your share of transaction fees.

                ASC 606 Step Five - Analyze whether you recognize the related revenues at a point in time or over time under the guidance in ASC 606-10-25-27 through 30.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameHenry C.W. Nisser, Esq                       Sincerely,
Comapany NameAult Alliance, Inc.
                                                               Division of
Corporation Finance
September 5, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName